Notice of Exempt Solicitation

Name of Registrant: Douglas Emmett Inc.

Name of Person Relying on Exemption: SEIU Benefit Plans Master Trust
Address of Person Relying on Exemption: 1800 Massachusetts Avenue, NW, Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the

Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 12, 2023

Dear Fellow Douglas Emmett Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities to enable them to assess those risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

Douglas Emmett Inc. (“Douglas Emmett” or the “Company”) shareholders can call for greater disclosure of Douglas Emmett’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on May 24, 2023. The final (unnumbered) item on Douglas Emmett’s proxy card, “SEIU Submitted Proposal on Lobbying” 1 (the “Proposal”), asks Douglas Emmett to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision-making process for making such payments.

The SEIU Benefit Plans Master Trust (the “Trust”), which submitted the Proposal, agrees with Douglas Emmett’s assertion in its statement in opposition to the Proposal that “engaging in public policy advocacy is critical to creating value for [the Company’s] stockholders.” Indeed, the Proposal recognizes that the Company’s business “can be affected by decisions of legislative bodies and voter referenda.” The Proposal does not seek to prevent Douglass Emmett from engaging in public policy advocacy; rather, it asks the Company to provide information to enable shareholders to assess whether such advocacy is aligned with the long-term best interests of the Company and its shareholders.

Companies that lobby and participate in public policy debates can and do produce reports like the one requested in the Proposal. For example, Chevron makes comprehensive disclosure of its direct and indirect lobbying, including all of its trade associations, the percentage of trade association dues used for lobbying,2 its policies for oversight of public policy advocacy and the government affairs function,3 memberships in organizations that write and promote model legislation,4 and links to federal, state, and local lobbying disclosure websites that contain information about Chevron’s lobbying.5 As shown by the number of politically active trade associations to which Chevron belongs, as well as the volume of its own lobbying activity, Chevron’s reporting does not seem to have inhibited its participation in public policy debates.

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1 This title is misleading because the Proposal was submitted by the SEIU Benefit Plans Master Trust, a legally distinct entity from SEIU that provides benefits to SEIU members and employees.

2 https://www.chevron.com/-/media/chevron/investors/documents/2022-trade-associations.pdf

3 https://www.chevron.com/-/media/chevron/investors/documents/2021-lobbying-and-trade-associations.pdf#page=10

4 https://www.chevron.com/sustainability/governance/lobbying-and-trade-associations#lobbying

5 https://www.chevron.com/-/media/chevron/investors/documents/2023-lobbying-and-trade-associations.pdf, at 14-16.

In opposing the Proposal, Douglas Emmett touts its compliance with federal, state and local rules around public policy advocacy. Such compliance does not provide the full information sought by the Proposal.

First, Douglas Emmett makes no disclosure regarding its membership in trade associations, social welfare organizations, and other groups that lobby (to which the Company admits it belongs), much less the amounts those associations spend on public policy advocacy, a key element of the Proposal. Such groups can lobby on the federal, state and local levels, and companies may favor letting them advocate for unpopular measures rather than doing so directly.6 Indirect policy advocacy generates higher risks for companies than direct lobbying because companies do not directly control or, at times, even know about, organizations’ activities. Those activities may be inconsistent with companies’ expressed values, generate controversy, and harm the reputations of funding companies.

Douglas Emmett’s funding of a ballot measure sponsored by the Californians for Taxpayer Protection and Government Accountability (“CTPGA”) has generated controversy. The “Taxpayer Protection and Government Accountability Act” (the “Act”) aims to place obstacles in the path of local governments seeking to impose or raise taxes, fees, or penalties, including a specific prohibition on fees related to “vehicle miles traveled,” a way of calculating the environmental impact of new developments. CTPGA’s major sponsors are the California Business Roundtable (the “Roundtable”) and anti-tax group Howard Jarvis Taxpayers Association, and the campaign to place the Act on the ballot was funded largely by the Roundtable’s political action committee (“PAC”). As of last year, the “vast majority” of the Roundtable’s PAC funding came from three real estate firms, one of which was Douglas Emmett.7

Many California groups have announced their opposition to the Act, including more than 80 local governments, California Alliance for Jobs, California Contract Cities Association, California Special Districts Association, California State Association of Counties, League of California Cities, and the Rebuild SoCal Partnership.8 The San Jose city manager explained in a memo to the City Council that the Act “would cause unnecessary financial constraints and threaten billions of dollars of funding that the city spends on fire and emergency response, road infrastructure, parks, disaster preparedness, sanitation and many others.”9 Opponents argue that the Act is anti-democratic because it would prohibit local advisory measures; obstruct regulators trying to enforce environmental, public health, and safety laws; and roll back measures already passed by voters.10 A San Luis Obispo County Supervisor characterized the Roundtable as “an advocacy group for wealthy real estate groups and corporations.”11

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6 E.g., https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable (“[B]y advocating and lobbying against government action on issues like climate change, the Business Roundtable gives its members space to publicly endorse (and claim credit for endorsing) legislative and regulatory action—such as Apple’s support for mandatory Scope 3 reporting, or Cummins and GM’s support for Build Back Better—all while knowing that the Roundtable will work behind the scenes in opposition.”))

7 Michael Hiltzik, “Anti-tax initiative would help its donors,” Los Angeles Times, Mar. 2, 2022.

8 https://www.calcities.org/news/post/2022/03/30/opposition-mounts-to-wealthy-corporation-backed-ballot-measure-threatening-voter-rights-and-local-services

9 https://www.sfgate.com/news/bayarea/article/san-jose-spotlight-proposed-tax-law-threatens-17807646.php

10 https://www.calcities.org/news/post/2022/03/30/opposition-mounts-to-wealthy-corporation-backed-ballot-measure-threatening-voter-rights-and-local-services

11 https://www.newtimesslo.com/news/governments-in-san-luis-obispo-county-and-beyond-worry-that-a-tax-initiative-on-the-2024-ballot-will-undermine-local-voter-power-13715858

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Douglas Emmett’s proxy statement.

Second, state and local lobbying disclosure laws are uneven and even, in some cases, nonexistent. Monetary thresholds for such disclosure differ from state to state,12 and the definition of lobbying is inconsistent.13 Moreover, a shareholder would need to know in which states and cities Douglas Emmett had lobbied, which it does not report, in order to identify relevant state and local disclosures. Especially given the local nature of Douglas Emmett’s business, these shortcomings are meaningful.

Finally, implementing the Proposal would not be overly burdensome. Douglas Emmett appears to have a government affairs function,14 which presumably could easily collate the data the Proposal requests. If it were in fact difficult to assemble that data, that would raise concerns about management and oversight of public policy advocacy. The Company also appears to misread the Proposal, claiming that it would require disclosure of management’s decision-making process for every lobbying-related payment. But the Proposal asks simply for disclosure of “management’s and the Board’s decision-making process and oversight for making payments” of the kind described in the Proposal; in other words, the Proposal asks Douglas Emmett to report on how decisions are made generally, rather than in each specific instance.

Reputational damage stemming from public policy advocacy can have tangible consequences for companies. A good reputation allows a company to hire and retain better talent, charge a premium for its product or service, and enjoy greater customer loyalty.15 Estimates peg the value of corporate reputation at over one-third of market capitalization16 —one estimate put it as high as 63%17—and research has found that reputation drives between three and 7.5% of annual revenues.18 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.19

As long-term investors in Douglas Emmett, we believe that implementing the Proposal’s requests would be in the best interest of the Company and its shareholders and would allow shareholders to assess the risks associated with Douglas Emmett’s direct and indirect public policy advocacy as well as the robustness of its oversight. We urge you to vote FOR the shareholder proposal (last item) on Douglas Emmett’s proxy card.

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12 https://bolderadvocacy.org/wp-content/uploads/2015/09/NEW-State-Lobbying-Registration-Thresholds.pdf

13 https://www.ncsl.org/ethics/lobbyist-activity-report-requirements

14 See https://www.salary.com/research/salary/employer/douglas-emmett-inc/government-affairs-specialist-ii-salary;

15 https://hbr.org/2007/02/reputation-and-its-risks; https://ccsenet.org/journal/index.php/ijbm/article/download/10087/7199, at 201-202.

16 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

17 https://www.webershandwick.com/wp-content/uploads/2020/01/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf, at 13.

18 See https://instituteforpr.org/reputation/

19 www.reputationinstitute.com

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Douglas Emmett’s proxy statement.